Exhibit 99.1

2013 CEO FORUM January 29, 2013

2012 Operating Performance ^Consolidated Performance —POSCO Operating Performance 2013 Business Plan 2013 Business Environment 2012 Key Business Activities Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

* Based on the aggregation of each sector 3/31 (billion KRW) (billion KRW) Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit (billion KRW) (billion KRW) 2010 2011 2012 2010 2011 2012 2010 2011 2012 Steel Steel 46,253 56,291 52,869 5,244 4,918 2,896 4,089 3,690 2,246 Non-Steel Non-Steel 20,229 42,756 43,721 539 855 1,013 363 505 972 Trading 9,410 28,623 26,414 53 237 212 94 195 325 E&C 7,923 8,473 9,726 330 295 339 256 155 345 Energy 833 1,868 2,881 73 130 267 ^ 39 19 170 ICT 866 1,011 1,132 13 28 29 9 24 19 Chem/Mat’l /Others 1,197 2,781 3,568 70 165 166 43 112 113 68,939 63,604 5,468 3,653 3,714 2,386 7.9% 5.7% Operating Margin Net Margin 5.4% 3.8% (billion KRW ) 47,887 5,553 4,186 11.6% 8.7% Income Revenue and operating profit of non-steel sector increased Revenue Operating Profit Net Profit 2010 2011 2012 2010 2011 2012 2010 2011 2012 (billion KRW ) (billion KRW ) ** 2010 Aggregated Operating Profit: before the amendments to K-IFRS 1001 Consolidated Performance

Financial Structure 78,409 79,266 37,679 36,836 42,430 40,730 69,418 30,881 38,537 9.4% 5.7% 11.6% Return on Equity 92.5% 86.8% Liability to Equity Liability to equity ratio improved with debt reduction Assets Liabilities Equity 2010 2011 2012 2010 2011 2012 2010 2011 2012 80.1% (billion KRW) (billion KRW) Assets Assets Assets Liabilities Liabilities Liabilities Equity Equity Equity (billion KRW) (billion KRW) 2010 2011 2012 2010 2011 2012 2010 2011 2012 Steel Steel 60,774 67,991 69,920 19,570 23,200 23,105 41,204 44,791 46,815 Non-steel Non-steel 21,067 27,549 29,404 14,562 19,789 19,711 6,505 7,760 9,693 Trading 9,606 12,121 10,905 7,519 9,707 7,865 2,087 2,414 3,039 E&C 6,477 8,765 10,776 3,632 5,554 7,009 2,845 3,211 3,767 Energy 2,523 3,080 3,664 1,921 2,381 2,469 601 699 1,195 ICT 695 743 989 448 465 666 247 278 323 Chem/Mat’l /Others 1,766 2,840 3,070 1,042 1,682 1,702 725 1,158 1,369 4/31 (billion KRW ) (billion KRW ) (billion KRW ) * Based on the aggregation of each sector Consolidated Performance

2010 2011 2012 2010 2011 2012 YoY(%) Revenue Revenue 47,887 68,939 63,604 ^ 7.7 Gross Profit Gross Profit 8,165 9,115 7,461 ^ 18.1 (Gross Margin) (Gross Margin) (17.1%) (13.2%) (11.7%) Selling & Admin. Expenses Selling & Admin. Expenses 2,612 3,647 3,808 4.4 Operating Profit Operating Profit 5,553 5,468 3,653 ^ 33.2 (Operating Margin) (Operating Margin) (11.6%) (7.9%) (5.7%) ^ Other Operating Profit Other Operating Profit ^ 119 ^ 60 ^ 361—Share of Profit of equity-accounted investees Share of Profit of equity-accounted investees 183 51 ^ 23—Finance Item gains Finance Item gains ^ 349 ^ 676 99—Foreign Currency Transaction & Translation Gains ^ 183 ^ 437 790—Net Profit Net Profit 4,186 3,714 2,386 ^ 35.8 (Net Margin) (Net Margin) (8.7%) (5.4%) (3.8%) ^ Owners of the Controlling Company 4,106 3,648 2,462 ^ 32.5 Summarized Statements of Income (billion KRW) 5/31 Consolidated Performance

* Cash equivalents: cash & cash equivalents, other short-term financial assets Summarized Statements of Financial Position 6/31 2010 2011 2012 2010 2011 2012 YoY (%) Current Assets Current Assets 27,672 33,557 31,566 ^ 5.9 Cash Equivalents 7,904 8,255 8,527 3.3 Accounts Receivable 9,219 11,451 11,038 ^ 3.6 Inventories 9,559 12,284 10,585 ^ 13.8 Non-Current Assets Non-Current Assets 41,746 44,852 47,700 6.3 Other Long-term Financial Assets 6,417 5,126 4,670 ^ 8.9 PP&E 25,438 28,453 32,234 13.3 Total Assets Total Assets 69,418 78,409 79,266 1.1 Liabilities Liabilities 30,881 37,679 36,836 ^ 2.2 Current Liabilities 18,277 19,605 19,775 0.9 Non-Current Liabilities 12,604 18,074 17,061 ^ 5.6 (Interest-bearing Debt) 21,140 26,812 24,921 ^ 7.1 Equity Equity 38,537 40,730 42,430 4.2 Owners of the Controlling Company 36,576 38,356 39,454 2.9 Total Liabilities & Equity Total Liabilities & Equity 69,418 78,409 79,266 1.1 (billion KRW) Consolidated Performance

2012 Operating Performance —Consolidated Performance ^POSCO Operating Performance 2013 Business Plan 2013 Business Environment 2012 Key Business Activities

(thousand tons) 2010 2011 2012 Carbon Steel 31,883 35,374 36,017 S T S 1,833 1,951 1,969 2010 2011 2012 Domestic 20,383 21,169 20,448 Export 11,082 13,324 14,600 Inventory 745 944 988 Production^Sales 2010 2011 2012 37,325 37,986 33,716 2010 2011 2012 34,493 35,048 31,465 35.2% 38.6% 41.7% Export Ratio ? ? ? ? Crude Steel Production Finished Product Sales Posted record-high crude steel production and sales 8/31 (thousand tons) (thousand tons) (thousand tons) POSCO Operating Performance

Sales of auto sheets went up while shipbuilding plates down Sales by Product POSCO Operating Performance * Includes HR Plate 7,866 7,640 7,189 2,388 2,441 2,497 3,400 4,246 3,012 Automobile Home Appliances Shipbuilding 2010 2011 2012 2010 2011 2012 2010 2011 2012 2010 2011 2012 2010 2011 2012 YoY Hot-Rolled 7,758 8,036 8,136 +1.2% Plate* 4,810 6,350 6,088 ^4.1% Wire Rod 2,020 2,091 2,074 ^0.8% Cold-Rolled 12,779 13,084 13,544 +3.5% Electrical Steel 980 956 939 ^1.8% S T S 1,694 1,791 1,812 +1.2% * Includes Transport Equipment * 9/31 (thousand tons) (thousand tons) (thousand tons) (thousand tons)

39,172 35,665 32,582 4,330 15.1% 11.1% 7.8% Operating Margin 2,790 4,904 Revenue Operating Profit 2010 2011 2012 2010 2011 2012 Revenue and operating profit declined due to drop in steel price Income 2010 2011 2012 2010 2011 2012 YoY Carbon Steel Sales Price 892 986 883 ^103 10/31 (billion KRW) (thousand KRW/ton) (billion KRW) POSCO Operating Performance

Liability to equity ratio decreased due to debt repayment and gain on FX appreciation Financial Structure 52,728 52,320 2011 2012 Change ^408 39,164 37,598 +1,566 15,130 13,156 Debt 11,632 9,604 ^1,974 ^2,028 2010 2011 2012 2010 2011 2012 YoY Liability to Equity 36.3% 40.2% 33.6% ^6.6%p Equity to Assets 73.4% 71.3% 74.9% +3.6%p Assets Liabilities Equity 2011 2012 Change 2011 2012 Change 11/31 (billion KRW) (billion KRW) (billion KRW) POSCO Operating Performance

2012 Operating Performance —Consolidated Performance —POSCO Operating Performance 2013 Business Plan 2013 Business Environment 2012 Key Business Activities ^

Business Activities Steel Marketing Expanded domestic M/S and sales of high value-added products Profitability Domestic M/S (41% in 2011^ 42% in 2012)—Actively responded to HRC/Plate imports * Imports volume in 2012 (YoY) Customer-oriented marketing activities—Strengthened KAM* sales (5,550Kt in 2011^5,690Kt in 2012) 39 Hot-rolled 42 Plate Cold-rolled 37 38 48 48 (%) [Domestic M/S] Boosted high-end product sales—WF/WB* product sales ratio up from 16.9% to 17.1% —Increased sales of strategic grades including automotive and energy steel Adjusted regional mix—Shares went up in more profitable regions such as the U.S. and Japan (24% in 2011 ^ 25% in 2012) [Sales of High Value-Added Product] 2011 2012 Automotive Energy 7,120 7,360 2,470 2,700 2011 2012 *KAM: Key Account Management 13/31 Hot-rolled Plate Cold-rolled 4,990 (^220) 4,010(^600) 2,060(^370) (thousand tons) (thousand tons) *WF/WB product : World First World Best product

Continued to develop technology and explore new customers Technology Development [Technology Development] New product development and sales—Developed 128 new grades (+46, YoY) —Sold 2,333 thousand tons (+184 thousand tons, YoY) R&D Cost (billion KRW) New product (No. of grade type) 566 581 82 128 2011 2012 Product competitiveness in strategic market—Developed 23 new energy steel grades —Prepared all 313 grades required for Japanese automotive sheets 14/31 13 new steelmaking process technologies in 2012—Improved productivity in iron/steelmaking and rolling processes Patent (No. of patent) 1,758 1,989 New Customer Exploration Exclusive EVI* activities—Enhanced customer value by offering total solution · Steel for Tamra offshore wind farm project · High-function steel for Cheongna City Tower (HSA800) [New Demand] (thousand tons) 2011 2012 429 305 Global EVI Forum: 45 new MOU’s signed(Oct 2012)—5 industries including automobile and energy *EVI: Expanded Value Initiative for Customers Pre-Marketing in overseas operations—Maximized local sales through regional marketing activities launched before operation starts Steel Business Activities

Steel
Business Activities

Investment in domestic and overseas facilities

Project ended in 2012

Project				Completion	Expected Outcomes
Carbon Steel	Pohang	PGL	(750Kt/yr)	Apr 2012	Increase m/s in home appliances and high-end construction materials market
	India	CGL	(450Kt/yr)	May 2012	Secure local demand for automotive sheets
	China	CGL	(450Kt/yr)	Dec 2012	
STS	Vietnam	CR expansion	(150Kt/yr)	Feb 2012	Secure early-mover advantage in the local STS market

Project in Progress

Project				Progress	Completion
Carbon Steel	Korea	*P) #3 Finex	(2Mt/yr)	Elec. works 28%	Dec 2013
		P) #4 Wire Rod	(700Kt/yr)	Elec. works 66%	May 2013
		*G) #4 HR Mill	(3.35Mt/yr)	Civil works 67%	Oct 2014
	Indonesia	Integrated Mill	(3Mt/yr)	Elec. works 69%	Dec 2013
	Mexico	CGL Expansion	(500Kt/yr)	Pilot operation 8%	Jun 2013
	India	CR	(1.8Mt/yr)	Civil works 52%	Jun 2014
		Electrical Mill	(300Kt/yr)	Elec. works 46%	Oct 2013
	Vietnam(POSCO SS)	*EAF	(1Mt/yr)	Civil works 28%	Jul 2014
STS	Turkey	CR	(200Kt/yr)	Pilot operation 5%	Apr 2013

*Construction process : Groundbreaking → Land preparation → Civil works → Elec. works → Pilot operation → Completion
*P) : Pohang Works, G) : Gwangyang Works, *EAF : Electric Arc Furnace

15/31

Energy · Materials Energy [POSCO Energy] Materials POSCO CHEMTECH : Ramped up chemical business using steelmaking byproducts —Sales of cokemaking byproducts, Supply of anode materials for secondary batteries (LG Chem 20 ton/month) &#060;Revenue&#062; Operating Margin 9.8% 2,805 1,864 &#060;Operating Profit&#062; 275 136 7.3% 2011 2012 2011 2012 Enhanced contribution to group-wide profitability POSCO Energy : Optimized facility operation —Full-fledged operation of Incheon LNG *CCPP #5 and #6 (*Plant factor 69% ^ 75%) contributed to lifting up revenue and operating margin Progressed construction of domestic and overseas plants · Incheon LNG CCPP #7~#9 · Byproduct-used power generators in Pohang and Indonesia DWl : Myanmar gasfield project on the right track—92% progress rate as of Dec 2012 [POSCO CHEMTECH Revenue] Chemicals Furnace mat’l maintenance Quicklime Refractories POSCO M-TECH : Continued to develop advanced material business —Completed wet-desulfurized Molybdenum plant (Sep 2012)—Enhanced urban mining competitiveness POSCO : Constructed Mg smelting plant (Nov 2012) 2011 2012 2010 (CHART) 39% 37% 1,292 1,187 756 16/31 *CCPP : Combined Cycle Power Plant *Plant factor : Ratio of the average power load of an electric power plant to its rated capacity Business Activities (billion KRW) (billion KRW)

Infrastructure · Trading Infrastructure Trading Centered on steel · energy · resource development businesses Extended collaboration among family companies—DWI sold 28% larger volume of POSCO steel from last year—Joint marketing and support (2 projects in 2011 ^ 8 in 2012) · EPC contract for Kumho Petrochemical phenol plant Facilitated resource development business · Ambatovy Nickel project—6,500 ton briquette produced in 2012 · Narrabri Coal project—production of 500K tons/month Joint steel projects (E&C, ICT, DWI, etc.) · Internal : Construction of POSCO’s overseas steelworks · External : Logistics infra for Formosa Ha Tinh Steelworks (CHART) (CHART) 2011 2012 External 71% Internal 29% Internal 40% External 60% [New Project Orders] * Aggregate orders of 5 companies including E&C ^ EPC orders for energy project · Domestic : Samchully Ansan CCPP · Overseas : Chile Castilla Power Plant, Cochrane II Coal-Fired Power Plant 17.6 trillion KRW 13.6 trillion KRW 17/31 [Joint Business] (Between Daewoo Int’l & family companies) 2011 2012 301 22 (US$ million) ^ Additional 48 ongoing projects Business Activities

Innovation Activities Rearrangement of subsidiaries Cost-saving (Non-consolidated) Pursued corporate-wide innovation management [Cost-saving Result] (billion KRW) Raw Materials 773 767 Maintenance 198 120 Energy 147 113 Materials & other expenses 149 71 Result Target 1.3 trillion KRW (Surpassed the target by 18%) —Lowered raw material blending cost, Optimized facilities Cost-saving activities Saved Slab manufacturing cost · Adjusted raw material blending ratio in iron/cokemaking processes ^16.7/ton Slab manufacturing cost · Used low-cost byproducts ^16.7/ton Slab manufacturing cost · Used substitute materials ^16.7/ton (thousand KRW) 18/31 Sales of non-core assets—Sold 2.2 trillion KRW worth of non-core assets in 2012 · Shares of Kyobo Life Insurance, SKT, Shandong Cement, etc. [POSCO Business Group] 2012/E Jan 2013 52 2011/E 70 62 Rearrangement of subsidiaries —*52 POSCO business groups in 2013 · Capacity building in core business(^5) : Integration of urban mining business(POSCO M-TECH) · Adjustment of overlapping businesses(^7) : Merger of POSCO AST and POSCO NST · Sales of non-core businesses(^12) : POSMATE Insure, etc. * Based on Fair Trade Commission’s criteria for announcing exclusion of an affiliated company ^13 +5 ^11 +1 (No. of companies) Business Activities

Selective investment for future competitiveness Executed 86% of capex plan Consolidated Capex (2012) Execution Plan Consolidated 8.4 Parent only 7.2 3.9 3.6 Capex by sector [2012 Capex] Steel(Domestic) Steel(Overseas) Materials/Others Raw Materials E&C/Energy 2.5 2.1 0.5 1.4 0.7 * On a consolidated basis Sector Project (tril KRW) Steel (Domestic) P)#3 FINEX, P)#4 Wire Rod, G)#4 HR Mill, 0.8 Steel (Domestic) G)#1/#5 Blast Furnace revamp, P)#1 Steelmaking Plant rationalization 0.3 Steel (Overseas) Indonesia integrated mill JV 1.0 Steel (Overseas) Brazil CSP JV 0.1 Steel (Overseas) Turkey STS CR 0.2 Raw Materials Roy Hill project (Australia) 0.3 Raw Materials API project (Australia) 0.04 E&C /Energy Myanmar gasfield project 0.5 E&C /Energy P)#1/#2 Byproduct Power Generator 0.2 Materials /Others High-purity FeSi / Mg smelting /Cathode materials 0.17 Materials /Others High-purity alumina / Needle coke 0.07 (trillion KRW) 19/31 Investment Business Activities

2012 Operating Performance —Consolidated Performance —POSCO Operating Performance 2013 Business Plan 2013 Business Environment 2012 Key Business Activities ^

Global Steel Market ? Steel price is climbing faster than expected bottoming out since Sep 2012 ? Steel PMI, a leading indicator, recorded 55.5 in Dec 2012, highest in 8 months ? New government’s policy forecast to maintain China’s demand growth at a stable 3% level ? India, Southeast Asia and other emerging countries expected to post 4~5% demand growth 2010 2011 2012 2013 2010 2011 2012 YoY 2013 YoY U.S. 80 89 97 8% 100 4% EU 145 153 140 -9% 142 1% China 588 624 630 2% 650 3% India 65 70 74 6% 77 5% S.E.A 49 53 55 4% 57 4% World 1,300 1,381 1,402 2% 1,445 3% (million tons) * World Steel Association, POSRI China’s restocking demand is pushing up steel prices Despite slow Eurozone, demand increase in developing countries is expected to bolster global demand to grow at 3% annually * CRU, Mysteel [China’s Steel Price & Inventory] [Demand Outlook] Inventory(million tons) HRC Domestic Price(US$/ton) 21/31 Business Environment

Domestic Steel Market * POSRI(Jan 2013) • Gradual increase in domestic/export demand on recovery of consumer sentiment Production (thousand units): 4,657 (‘11) ^ 4,558 (‘12) ^ 4,581 (‘13) • Moderate growth of 1.5% in housing and non-housing construction investment Construction investment (%, YoY): -7.1 (‘11) ^ 0.1 (‘12) ^ 1.5 (‘13) • Shipbuilding tonnage forecast to shrink while new orders turn a slight upward trend Building (million GT): 35.5 (‘11) ^ 31.5 (‘12) ^ 28.3 (‘13) Orders (million GT): 24.5 (‘11) ^ 12.2 (‘12) ^ 13.7 (‘13) Demand from auto/construction sectors expected at previous year level (thousand ton) 2010 2011 2012 2013 2010 2011 2012 YoY 2013 YoY Nominal Consumption Nominal Consumption 52,390 56,391 54,130 ^4.0% 54,050 ^0.1% Export Export 24,881 29,091 30,550 +5.0% 31,770 +4.0% Production Production 65,942 72,283 72,350 +0.1% 73,500 +1.6% Import Import 11,329 13,199 12,330 ^6.6% 12,320 ^0.1% ^ Incl. Semi-product 25,090 23,121 20,730 ^10.3% 19,950 ^3.8% [Steel Demand and Supply Outlook] Automobile Construction Shipbuilding 22/31 Business Environment * POSRI(Jan 2013)

Raw Materials *Platts 62%Fe IODEX CFR China (Quarterly avg.) “Higher price expected in 1H than 2H, annual avg. US$135/ton” 2012 1Q 2012 2Q 2012. 3Q 2012. 4Q 135 143 141 113 122 2013. 1Q(f) 2011 4Q 142 (US$/ton) Recovered sentiment and restocking demand from China improved nominal demand and reduced spot supply from Brazil pushed price up (‘12.9.16) (10/E) (11/E) (12/E) (US$/ton) 89 121 118 145 1H: Seasonal supply shortage likely to lead higher price in 1Q, then stabilize in 2Q 2H: Gradual demand recovery and Australian expansion projects forecast to balance out supply and demand (US$120^130/ton) Worsening profitability of mines and China’s import increase have maintained a strong price trend since October (‘12.9.24) (10/E) (11/E) (12/E) (US$/ton) 140 153 161 160 Demand from China and India forecast to improve with recovery of steel industry Expensive production cost expected to slow down supply 165 215 221 173 155 *Platts HCC Peak Downs FOB Australia (Quarterly avg.) 239 (US$/ton) “Stronger demand expected in 2H than 1H” (HCC annual avg. US$185/ton) 2013. 2Q(f) 145 2012 1Q 2012 2Q 2012. 3Q 2012. 4Q 2013. 1Q(f) 2011 4Q 2013. 2Q(f) 180 Iron Ore Coking Coal 4Q 2013 (F) 4Q 2013 (F) [Iron Ore Spot Price] [Coking Coal Spot Price] 23/31 Business Environment

Stainless Steel

Business Environment

Raw Materials

4Q

- Ni: Price gained with eased risk of U.S. fiscal cliff and Eurozone and improved sentiment on the U.S. and Chinese economy
- Cr: Demand contraction with slow economy and the weak South African Rand led to price reduction

2013 (F)

"Ni/Cr prices moderately increase"

- Ni: Modest growth under wait and see approach over fiscal cliff negotiations in 1H
- Cr: With the rise in South Africa's electricity fee and demand recovery, slight price increase in 1H expected while turning weak in 2H due to suppliers' capacity expansion

[Nickel & Chrome Price] (thousand US$/ton)


Nickel
19.7
17.2
16.3
17.0
17.6
Chrome
2.7
3.2
2.9
2.6
2.8
2012. 1Q
2012. 2Q
2012. 3Q
2012. 4Q
2013. (f)

* Ni : LME Nickel price (quarterly avg),
Cr : Japanese quarterly benchmark price

Sales

4Q

- Weak customer sentiment due to increasing volatility of Ni price and year-end destocking lowered market price
  - Chinese spot price(US$): Oct 2,530 → Dec 2,490(△40)

2013 (F)

"Demand rise 3.7%, YoY"

- Crude steel production will slightly pick up on expected economic recovery
  - Crude steel production: 34.6Mt in 2012 → 35.9Mt (+3.7%) in 2013
- Market price forecast to maintain a strong pattern in line with Ni price
  - Continue to recover until 1H 2013 from 3Q 2012 bottom

[STS CR Price] (US$/ton)


Europe
3,080
3,020
2,830
2,900
2,950
Korea
2,970
2,780
2,760
2,960
3,000
China
2,680
2,480
2,430
2,500
2,550
2012. 1Q
2012. 2Q
2012. 3Q
2012. 4Q
2013. (f)

24/31

2012 Operating Performance—Consolidated Performance—POSCO Operating Performance 2013 Business Environment 2013 Business Environment 2012 Key Business Performance ^

Focus on Steel · Energy · Materials businesses Business Plan Stable Profitability Future Growth “ Qualitative Growth based on Profitability “ Technology competitiveness Cost leadership Global production and Sales Global crude steel production Integrated marketing system Value Competitiveness Expansion of power generation capacity Capacity expansion in LNG generation Entering coal-fired power generation business Tangible Outcomes Efficiency in power generation Profit-making from resource development business Energy Steel Steelmaking materials Steel-applied materials Advanced materials Business Optimization 26/31 Materials

Business Plan Steel Establish global production system and reinforce value competitiveness Global Production and Sales Form a globally integrated marketing system—Support overseas production sites for soft landing after starting their operation through regionally customized marketing strategy Value Competitiveness Cost Leadership—Continue cost-saving activities (2013 target: 764 billion KRW)—Enhance production efficiency · Revamping Gwangyang #1 Blast Furnace from Feb to Jun 2013 (Expansion of inner volume from 3,950m3 to 6,000m3) Operate the global production system in full swing Domestic capacity: 43Mt/yr · Blast Furnace expansion +2.3Mt/yr, #3 Finex +2Mt/yr Global capacity: 4Mt/yr · Indonesian integrated mill +3Mt/yr Technology competitiveness Develop new products e.g) Highly corrosion-resistant hybrid steel Develop steelmaking process technologies e.g) Converter technology to use high portion of scrap [Global Capacity] (million tons) &#060;Domestic&#062; 43 39 &#060;Overseas&#062; 4 1 2012 2013 2012 2013 [Technology Development Target] (Number) &#060;New Product&#062; 140 128 &#060;Process Technology&#062; 24 13 2012 2013 2012 2013 27/31

Energy · Materials Energy Diversify power generation mix to maximize profitability—Expand LNG CCPP plant and enter coal-fired power plant business · Construct Incheon LNG #7~#9 plants and Vietnam Mongjung coal-fired thermal plant until 2015 Generate revenue from resource development business—Myanmar gasfield production starts in May 2013 Step up power generating capacity and operating performance Materials Steelmaking raw materials and byproduct materials —Replace imports for high-purity FeSi and FeNi · Construction completed for high-purity FeSi plant(Apr 2013) —Erect production facilities utilizing steelmaking byproducts · Needle coke(by Oct 2014), isotropic graphite block (by 2015) Materials applied with steelmaking technology —Stabilize Mg smelting business and enlarge Mg/AL sheets · Steel division’s marketing capacity can be utilized [Power Generation Portfolio] (CHART) LNG CCPP: 91% Byproduct Power : 9% 3,284 MW (CHART) LNG CCPP : 75% Coal-fired : 8% Byproduct Power : 17% 4,474 MW &#060;2012&#062; &#060;2015&#062; [Revenue in Materials Business] (trillion KRW) 5.5 8.2 2012 2015 * On a consolidated basis 28/31 5.7 2013 Business Plan

Broaden business arena on group synergy Infrastructure · Trading Infrastructure Trading · ICT Increase orders for domestic and overseas plants —Enlarge revenue in energy business · Energy : Ansan CCPP, Chile Castilla Power Plant #1, #2 · Plant : Vietnam Nokia Plant—Self-engineering capability (76% in 2012 ^ 85% in 2015)—Increase global sourcing of steelmaking facility and integrated procurement to improve profitability structure Trading: Strengthen family collaboration globally —Support POSCO’s overseas sales and explore market for strategic steel grades · Widen business scope aligning overseas up/downstream plants—Secure steelmaking materials through Value Chain expansion ICT: Expand group project-based solution business —Provide total solution including consulting, designing and system operation [POSCO E&C: New Orders] 11.0 19.0 2012 2015 5.4 9.8 Energy, Plant [Solution Business Ratio] 8 40 2012 2015 (%) [Steelmaking Raw Materials] 0.5 4 2012 2015 29/31 14.0 2013 8.1 (trillion KRW) (million tons) Business Plan

POSCO 2015 Build a business portfolio ensuring both profitability and growth potentials through stable investment in recession Outcomes from growth investment will raise EBITDA, and lower liability ratio Global Capacity 40 million tons (‘12) ^ 48 million tons Global Power Generation Capacity 3,284 MW (‘12) ^ 4,474 MW Revenue contribution 8% (5.5 tril KRW, ‘12) ^ 9%(8.2 tril KRW) 5Mt Asia 43Mt Korea Pohang: 17, Gwangyang: 25, Changwon 1 Indonesia 3, China 1, Vietnam 1 Materials Energy Steel Infrastructure · Trading Power Generation Renewable Energy Gas Resource Development Steelmaking Materials (High-purity FeSi, needle coke) Steel-applied Materials (Mg, Al) Advanced Materials (Cathode materials, lithium, Zr, Ti) 30/31 Business Plan

Business Plan These data represent the company’s internal targets and cannot be utilized as ground for investment decision. 2012 2013(F) Revenue (in trillion KRW) 63.6 66—POSCO Revenue (^) 35.7 32 Crude Steel Production (in million tons) 38.0 37 Product Sales (^) 35.0 34 Investment (in trillion KRW) 7.2 7 ~ 8—POSCO Investment (^) 3.6 3.5~4 Achieve management goals by strengthening value competitiveness 31/31

2013 CEO FORUM January 29, 2013